

April 8, 2022

Rachel Paris, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, CA
94303

      Re: PLAYSTUDIOS, Inc.
           Schedule TO-I
           Filed April 1, 2022
           File No. 005-91799

Dear Ms. Paris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed April 1, 2022

Offer to Purchase
Conditions of the Offer, page 10

1.   While the Offer may be conditioned on any number of objective and clearly-described conditions, reserving the right to assert such conditions and by implication terminate the Offer "regardless of the circumstances giving rise to any such conditions" potentially renders the Offer illusory because the action or inaction of the Company or its affiliates could serve as justification for terminating the Offer. To avoid the Offer potentially constituting an illusory offer in contravention of Section 14(e) of the Exchange Act, please revise to remove the implication that the offer conditions may be triggered by action or inaction of the Company or any of its affiliates.

2.   We note the following statement: "The determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties." Please revise this

statement to include a qualifier indicating that shareholders are not foreclosed from challenging the Company's determination in a court of competent jurisdiction.

3.   We note the following statement: "The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right which may be asserted at any time and from time to time prior to the Expiration Date." This language suggests that if a condition is "triggered" and the offeror fails to assert the condition, the offeror will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the offeror decides to proceed with the Offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the Offer, the offeror may be required to extend the Offer and recirculate new disclosure to security holders. Please confirm the Company's understanding in your response letter. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, the offeror should inform holders how it intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding in your response letter.

Offer to Purchase
Source and Amount of Funds, page 15

4.   We note the following disclosure: "Assuming 100% participation in the Offer, we will need approximately $11.0 million to purchase all of the outstanding Warrants at the purchase price of $1.00 per Warrant. We estimate that the total amount of cash required to complete the Offer and Consent Solicitation, including the payment of any fees, expenses and other related amounts incurred in connection with the Offer and Consent Solicitation will be approximately $0.85 million, all of which will be funded by us from our existing and available cash reserves." With a view toward revised disclosure, please explain the reference to $0.85 million, which is an amount that would suggest very low participation in the Offer. In addition, please revise to state, if true, that no alternative plan exists to finance the purchase of tendered shares. See Item 7 of Schedule TO and corresponding Item 1007(b) of Regulation M-A.

General

5.   Please provide us your detailed legal analysis supporting your apparent conclusion that Rule 13e-3 does not apply to this tender offer, or file a Schedule 13E-3.

6.   In the Letter of Transmittal and Consent, please provide prominent and clear disclosure to shareholders that they should read the entirety of the Offer to Purchase, including Annex A thereto, to understand the complete terms of the offer, including the Warrant Amendment to which they will be consenting.

Rachel Paris, Esq.
2000 University Avenue
April 8, 2022
Page 3

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David M. Plattner, Special Counsel, at 202-551-8094, or Christina Chalk, Senior Special Counsel, at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions